UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2011

Commission File Number 1-14840

AMDOCS LIMITED

Suite 5, Tower Hill House Le Bordage

St. Peter Port, Island of Guernsey, GY1 3QT

Amdocs, Inc.

1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES  ☐            NO  ☒

On December 20, 2011, Amdocs Limited (the “Company”) entered into a Credit Agreement among the Company, certain of its subsidiaries, the lenders from time to time party thereto, JPMorgan Chase Bank, N.A., as administrative agent, J.P. Morgan Europe Limited, as London agent, and JPMorgan Chase Bank, N.A., Toronto branch, as Canadian agent (the “New Credit Agreement”). The New Credit Agreement provides for an unsecured $500 million five-year revolving credit facility with a syndicate of banks, which facility will be available for general corporate purposes, including acquisitions and repurchases of the Company’s ordinary shares that the Company may consider from time to time. In connection with the execution of the New Credit Agreement, the Credit Agreement dated as of November 27, 2007 among the Company, certain of its subsidiaries, the lenders from time to time party thereto, JPMorgan Chase Bank, N.A., as administrative agent, J.P. Morgan Europe Limited, as London agent, and JPMorgan Chase Bank, N.A., Toronto branch, as Canadian agent, was terminated.

The New Credit Agreement is filed as Exhibit 99.1 to this Form 6-K, and the Company refers you to such exhibit for the complete terms of the New Credit Agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMDOCS LIMITED

/s/ THOMAS G. O’BRIEN
Thomas G. O’Brien
Treasurer and Secretary Authorized U.S. Representative

Date: December 22, 2011

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	Credit Facility, dated as of December 20, 2011, among Amdocs Limited, certain of its subsidiaries, the lenders from time to time party thereto, JPMorgan Chase Bank, N.A., as administrative agent, J.P. Morgan Europe Limited, as London agent, and JPMorgan Chase Bank, N.A., Toronto branch, as Canadian agent